FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 March 2018
Exhibit No. 2	Director/PDMR Shareholding dated 08 March 2018
Exhibit No. 3	Morgan Stanley European Financials Conference dated 20 March 2018
Exhibit No. 4	Publication of Suppl.Prospcts dated 23 March 2018
Exhibit No. 5	Additional Listing dated 26 March 2018
Exhibit No. 6	Recommended Cash Offer for Freeagent Holdings PLC dated 27 March 2018
Exhibit No. 7	Director/PDMR Shareholding dated 29 March 2018
Exhibit No. 8	Total Voting Rights dated 29 March 2018

Exhibit No. 1

1 March 2018
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the "Company") announces that the undernoted PDMRs of the Company undertook the following transactions in the Company's ordinary shares of £1 each (the "Shares") (ISIN: GB00B7T77214) on the dates shown.

Name of PDMR	Position of PDMR	Type of transaction	No. of Shares purchased / sold	Transaction price per share	Date of transaction
Yasmin Jetha	Non-executive director	Purchase	20,000	£2.690	26-02-2018
Chris Marks	CEO, NatWest Markets	Sale	354,000	£2.692	26-02-2018
David Stephen	Chief Risk Officer	Sale	175,000	£2.692	26-02-2018
Lena Wilson	Non-executive director	Purchase	6,000	£2.689	26-02-2018

2.   The Company also announces it was notified on 28 February 2018 that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased Shares on that date on behalf of the PDMR named below as a participant in the Plan.

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	CEO, NatWest Markets	56	£2.691

All transactions took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

8 March 2018
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the "Company") announces that conditional deferred awards over ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) vested on 7 March 2018 to the PDMRs set out below. The conditional deferred awards were granted under the RBS 2014 Employee Share Plan between March 2015 and March 2017. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Mark Bailie	Chief Operating Officer	118,314	55,608	62,706
Helen Cook	Chief HR Officer	34,143	16,049	18,094
Chris Marks	CEO, NatWest Markets	118,314	55,608	62,706

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.61.  Vested Shares retained after payment of associated tax liabilities will be subject to a six month retention period.

2.   The Company announces that conditional long term incentive awards over Shares have been granted on 7 March 2018 under the RBS 2014 Employee Share Plan to the PDMRs set out below.  The awards were subject to a pre-grant performance assessment and a further performance assessment will take place at the end of three years. Subject to this pre-vest assessment, awards will be eligible to vest between years 2021 and 2025.  Malus provisions will apply up until vest and clawback provisions will apply for a period of seven years from the date of grant, extended to ten years if events are under investigation at the end of the seven year period.

Name of PDMR	Position of PDMR	Maximum no. of Shares eligible to vest
Mark Bailie	Chief Operating Officer	507,710
Helen Cook	Chief HR Officer	225,649
Chris Marks	CEO, NatWest Markets	564,122
Les Matheson	CEO, Personal & Business Banking	394,886
Ross McEwan	Chief Executive	592,328
Simon McNamara	Chief Administrative Officer	394,886
Alison Rose	CEO, Commercial & Private Banking	488,906
Ewen Stevenson	Chief Financial Officer	541,557
David Wheldon	Chief Marketing Officer	206,845

The above transactions took place outside of a trading venue.  The market price per Share used on the grant of the above awards was £2.659.  Vested Shares retained after payment of associated tax liabilities will be subject to a twelve month retention period.

3. The Company also announces that it was notified on 6 March 2018 that Frank Dangeard, Non-executive director, purchased 5,000 Shares on that date at a price of £2.626 per Share.  The transaction took place on the London Stock Exchange (XLON).

4.   The Company also announces that it was notified on 8 March 2018 that Les Matheson, CEO, Personal & Business Banking, sold 107,372 Shares on that date at a price of £2.617 per Share.  The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group plc "RBS" - Morgan Stanley European Financials Conference

Ross McEwan, RBS CEO, will participate in a fireside chat at the Morgan Stanley European Financials Conference in London on Tuesday 20th March 2018 at 10.30am (GMT).  A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (e.g. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 23 March 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8287I_-2018-3-23.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 5

The Royal Bank of Scotland Group plc
Additional Listing

26 March 2018

The Royal Bank of Scotland Group plc announces that application has been made to the UK Listing Authority and to the London Stock Exchange for a block listing of 1,500,000 (one million five hundred thousand) ordinary shares of £1 each to be admitted to the Official List and to trade on the London Stock Exchange. Admission of the shares is expected to be effective on 28 March 2018.

The shares will be allotted pursuant to the Company's obligations under the following share plans:

●        1,000,000 (one million) ordinary shares of £1 each in respect of The Royal Bank of Scotland Group plc UK Sharesave Plan 2017; and

●        500,000 (five hundred thousand) ordinary shares of £1 each in respect of The Royal Bank of Scotland Group plc Irish Sharesave Plan 2017.

The shares will rank equally with the existing ordinary shares of the Company.

For further information contact:-
RBS Media Relations - +44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014

27 March 2018

RECOMMENDED CASH OFFER

for

FREEAGENT HOLDINGS PLC ("FREEAGENT")

by

SILVERMERE HOLDINGS LIMITED ("RBS BIDCO")

(a wholly-owned indirect subsidiary of The Royal Bank of Scotland Group plc)

to be effected by means of a scheme of arrangement

under Part 26 of the Companies Act 2006

Summary

●
The boards of directors of The Royal Bank of Scotland Group plc ("RBS") and FreeAgent are pleased to announce that they have reached agreement on the terms of a recommended cash offer pursuant to which RBS BidCo, a wholly-owned indirect subsidiary of RBS, will acquire the entire issued and to be issued ordinary share capital of FreeAgent (the "Acquisition"). The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act.

●
Under the terms of the Acquisition, Scheme Shareholders will be entitled to receive 120 pence in cash (the "Offer Price") for each FreeAgent Share held, valuing the entire issued and to be issued share capital of FreeAgent at approximately £53 million.

●
As further described in paragraph 11 below, under the terms of the Scheme the consideration payable to the Founders will be satisfied, in part, by the issue of shares in RBS BidCo which, in aggregate, amount to approximately five per cent. of the issued share capital of RBS BidCo. The shares in RBS BidCo constitute approximately 23.5 per cent. by value of the aggregate consideration due to the Founders under the Acquisition.

●	The Offer Price represents a premium of approximately:
	●	86.0 per cent. to the Closing Price per FreeAgent Share of 64.5 pence on 26 March 2018 (being the last Business Day prior to the date of this announcement);
	●	42.9 per cent. to the IPO Price per FreeAgent Share of 84 pence; and
●
67.3 per cent. to the six month average price per FreeAgent Share of 71.7 pence (being the average Closing Price for the six month period ended on 26 March 2018, being the last Business Day prior to the date of this announcement).

●
The FreeAgent Directors, who have been so advised by N+1 Singer as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the FreeAgent Directors, N+1 Singer has taken into account the commercial assessments of the FreeAgent Directors.

●
Accordingly, the FreeAgent Directors intend unanimously to recommend that FreeAgent Shareholders vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of 3,813,481 FreeAgent Shares representing, in aggregate, approximately 9.36 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date).

●
RBS BidCo has also received irrevocable undertakings from the FreeAgent Shareholders set out in Part B of Appendix III to this announcement to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, in respect of a total of 16,860,430 FreeAgent Shares, representing approximately 41.4 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date).

●
In aggregate, therefore, irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting have been received in respect of a total of 20,673,911 FreeAgent Shares, representing approximately 50.7 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date). Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

●
RBS is a UK-based banking and financial services company, headquartered in Edinburgh. Through its operating subsidiaries, RBS provides a wide range of products and services to personal, commercial and large corporate and institutional customers through a number of well-known brands.

●
RBS is one of the leading banks in the UK for business banking, serving over 1 million small and medium enterprises ("SMEs"). RBS is developing its customer facing channels, with an enhanced digital offering supporting ongoing productivity improvements. RBS believes that the acquisition of FreeAgent is consistent with this strategy of developing innovative digital customer solutions.

●
FreeAgent is a provider of cloud-based Software-as-a-Service ("SaaS") accounting software solutions and mobile applications designed specifically for UK micro-businesses (defined as sole traders and companies with fewer than 10 employees) and their accountants. With its easy-to-use, intuitive software, FreeAgent's offering streamlines financial management, bringing together a range of functionality from invoice and expense management to VAT and payroll.

●
RBS and FreeAgent have an existing commercial partnership, which, following a successful pilot, has seen expanding customer numbers. RBS offers FreeAgent's accounting software to its business banking customers and, following a rollout in the fourth quarter of 2017, more than 10,000 RBS customers are already signed up to use the FreeAgent solution.

●
RBS intends to operate FreeAgent as an operationally independent member of the RBS Group, retaining FreeAgent's existing management team and maintaining its current Edinburgh location. RBS values the entrepreneurial culture of FreeAgent and believes that by providing access to the additional financial resources and infrastructure of RBS and facilitating access to potential new FreeAgent customers, there is an opportunity to accelerate the growth ambitions of FreeAgent, including within FreeAgent's existing direct and accountancy practice sales channels. It is expected that the Acquisition will yield benefits through enhanced customer engagement helping to support RBS's market-leading position in business banking.

●
RBS intends to continue to use the FreeAgent brand in tandem with its existing Royal Bank of Scotland and NatWest brands. FreeAgent's capabilities will be offered to RBS's existing and new business banking customers and, as is already the case, by FreeAgent to both existing and new direct customers and accountancy practices.

●
The Acquisition will be subject to the Conditions (including, if required for the Acquisition, the FCA consenting to the acquisition by RBS BidCo of control of FreeAgent) and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, which it is expected will be despatched to FreeAgent Shareholders as soon as reasonably practicable and, in any event, within 28 days of the date of this announcement (or such later date as may be agreed with the Panel).

●
Commenting on the Acquisition, Andy Roberts, Chairman of FreeAgent, said:
"The combination of FreeAgent and RBS makes sense for our talented people, for our company's growth prospects, and for the shareholders who have backed our journey so far.  For those shareholders, today's offer represents a 5x multiple on our current revenues as well as a very substantial premium to our IPO price.  For the FreeAgent team, it opens up a huge opportunity for them: a chance to target the entire RBS SME client base with a product designed with their needs in mind.  It is for these reasons that I and my Board colleagues fully recommend the offer to shareholders."

●
Commenting on the Acquisition, Ed Molyneux, Chief Executive of FreeAgent said:
"Today's announcement represents the beginning of a new and exciting chapter for FreeAgent.  Our vision is 'making businesses happier and more successful by putting them in control of their finances' and this moves us closer to that vision. Having developed a strong strategic partnership with RBS and with over 10,000 of their business banking customers having already signed up to use FreeAgent's accounting solution, we look ahead to the next chapter, where we will accelerate and further extend our technology capabilities as part of a bigger group. Our working together represents a really compelling opportunity and hence the Board is intending to recommend the offer which we believe makes both good strategic and financial sense."

●
Commenting on the Acquisition, Ross McEwan, Chief Executive Officer of RBS said:
"RBS is pleased to have reached an agreement on a recommended acquisition of FreeAgent. Since the beginning of our partnership, we have been impressed by FreeAgent and its technology and are excited by the enhanced offering we will be able to provide to our customers. We believe that a technology-enabled solution for our business banking customers will make it easier for our customers to build their businesses safely and securely."

This summary should be read in conjunction with the full text of this announcement. The Acquisition will be subject to the Conditions and further terms set out in Appendix I to this announcement and to the full terms to be set out in the Scheme Document. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix III contains a summary of the irrevocable undertakings received by RBS BidCo (including those irrevocable undertakings given by the FreeAgent Directors) and Appendix IV contains definitions of certain expressions used in this summary and in this announcement.

Enquiries:
RBS
Matt Waymark - Investor Relations	+44 20 7672 1758
BofA Merrill Lynch (RBS's Financial Adviser and Corporate Broker)
Arif Vohra Peter Luck Geoff Iles Pete Nicholls	+44 20 7268 1000
FreeAgent
Ed Molyneux - Chief Executive Officer	via FTI Consulting
N+1 Singer (FreeAgent's Financial Adviser and Corporate Broker)
Sandy Fraser Jen Boorer	+44 207 496 3000
FTI Consulting (Public relations adviser to FreeAgent)
Matt Dixon Emma Hall	+44 203 727 1000

CMS Cameron McKenna Nabarro Olswang LLP is retained as legal adviser to RBS and RBS BidCo. Dentons UK and Middle East LLP is retained as legal adviser to FreeAgent.

BofA Merrill Lynch, which is authorised by the Prudential Regulation Authority  and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for RBS and RBS BidCo and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than RBS and RBS BidCo for providing the protections afforded to clients of BofA Merrill Lynch or for providing advice in connection with the subject matter of this announcement.

Nplus1 Singer Advisory LLP (N+1 Singer), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting solely for FreeAgent as financial adviser and broker in relation to the matters referred to in this announcement and for no one else. N+1 Singer will not be responsible to anyone other than FreeAgent for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or any arrangement referred to herein.

BofA Merrill Lynch and N+1 Singer have given and not withdrawn their consent to the publication of this announcement with the inclusion in it of the references to their respective names and (where applicable) advice in the form and context in which they appear.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities, pursuant to the Acquisition or otherwise. The Acquisition will be made solely by means of the Scheme Document or any document by which the Acquisition is made which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme.

Any approval, decision or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. FreeAgent Shareholders are strongly advised to read the formal documentation in relation to the Acquisition once it has been despatched. It is expected that the Scheme Document (including notices of the Meetings) together with the relevant Forms of Proxy, will be posted to FreeAgent Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

FreeAgent will prepare the Scheme Document to be distributed to FreeAgent Shareholders. FreeAgent, RBS and RBS BidCo urge FreeAgent Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition. The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable requirements. In particular the ability of persons who are not resident in the UK, to vote their FreeAgent Shares with respect to the Scheme at the Court Meeting, and/or the General Meeting, or to appoint another person as proxy to vote at the Court Meeting and/or the General Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purposes of complying with the laws of the United Kingdom, the Market Abuse Regulation and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside United Kingdom. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by RBS BidCo or required by the City Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any other jurisdiction where to do so would constitute a  violation of the laws of that jurisdiction, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the  Takeover Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

The availability of the Acquisition to FreeAgent Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Further details in relation to FreeAgent Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to US holders of FreeAgent Shares

The Acquisition relates to the shares in a Scottish public limited company and is proposed to be made by means of a scheme of arrangement provided for under Scots law and, in the case of a scheme of arrangement, Part 26 of the Companies Act. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Acquisition is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules. If, in the future, RBS BidCo exercises the right to implement the Acquisition by way of a Takeover Offer and determines to extend the offer into the US, the Acquisition will be made in compliance with applicable US laws and regulations. Financial information included in this announcement and the Scheme Document has been or will have been prepared in accordance with non-US accounting standards that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

It may be difficult for US holders of FreeAgent Shares to enforce their rights and any claim arising out of the US federal securities laws, since RBS, RBS BidCo and FreeAgent are located in a non-US jurisdiction, and some or all of their officers and directors may be residents of a non-US jurisdiction. US holders of FreeAgent Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

The receipt of cash pursuant to the Acquisition by a US holder as consideration for the transfer of its FreeAgent Shares pursuant to the Scheme will likely be a taxable transaction for United States federal income tax purposes and under applicable United States state and local, as well as foreign and other, tax laws. Each US holder is urged to consult his or her independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him or her.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the Exchange Act, RBS BidCo or its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, FreeAgent Shares outside the United States, other than pursuant to the Acquisition, until the Scheme becomes Effective and/or the date on which the Takeover Offer becomes unconditional, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory Information Service of the London Stock Exchange and will be available on the London Stock Exchange website.

Forward looking statements

This announcement contains statements about RBS, RBS BidCo and FreeAgent that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of RBS, RBS BidCo or FreeAgent's operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on RBS, RBS BidCo or FreeAgent's businesses.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. FreeAgent, RBS and RBS BidCo disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law. Except as expressly provided in this announcement, they have not been reviewed by the auditors of FreeAgent or RBS. All subsequent oral or written forward looking statements attributable to FreeAgent, RBS or RBS BidCo or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this announcement.

No member of the RBS Group, nor the FreeAgent Group, nor any of their respective associates, directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Information relating to FreeAgent Shareholders

Please be aware that addresses, electronic addresses and certain information provided by FreeAgent Shareholders, persons with information rights and other relevant persons for the receipt of communications from FreeAgent may be provided to RBS and RBS BidCo during the Offer Period as required under Section 4 of Appendix 4 to the City Code, in order to comply with Rule 2.11(c).

No profit forecast or estimates

No statement in this announcement is intended as a profit forecast or profit estimate for FreeAgent or the FreeAgent Group or RBS or the RBS Group. No statement in this announcement should be interpreted to mean that earnings per FreeAgent Share or earnings per RBS Share for the current or future financial years would necessarily match or exceed the historical published earnings per FreeAgent Share or earnings per RBS Share.

Publication on website and availability of hard copies

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on RBS's and FreeAgent's websites at https://investors.rbs.com and www.https://www.freeagent.com/investors, respectively, by no later than 12.00 p.m. (London time) on the Business Day following this announcement. None the contents of RBS's website, those of FreeAgent's website, or those of any other website accessible from hyperlinks on either RBS's or FreeAgent's website, are incorporated into or form part of this announcement.

FreeAgent Shareholders may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by writing to Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ or by calling, between 8.30am and 5.30pm (UK time) Monday to Friday (except UK public holidays), on 03707071721 from within the UK or +443707071721, if calling from outside the UK. FreeAgent Shareholders may also request that all future documents, announcements and information to be sent to them in relation to the Acquisition should be in hard copy form. A hard copy of such documents, announcements (including this announcement) and information will not be sent unless such a request is made.

Rule 2.9 Requirement

In accordance with Rule 2.9 of the City Code, FreeAgent confirms that as at the date of this announcement, it has in issue and admitted to trading on AIM 40,739,775 ordinary shares of 1 pence each. The International Securities Identification Number (ISIN) of the ordinary shares is GB00BDFVDY36.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014

27 March 2018

RECOMMENDED CASH OFFER

for

FREEAGENT HOLDINGS PLC ("FREEAGENT")

by

SILVERMERE HOLDINGS LIMITED ("RBS BIDCO")

(a wholly-owned indirect subsidiary of The Royal Bank of Scotland Group plc)

to be effected by means of a scheme of arrangement

under Part 26 of the Companies Act 2006

1.
INTRODUCTION

The boards of directors of The Royal Bank of Scotland Group Plc ("RBS") and FreeAgent are pleased to announce that they have reached agreement on the terms of a recommended cash offer pursuant to which RBS BidCo, a wholly-owned indirect subsidiary of RBS, will acquire the entire issued and to be issued ordinary share capital of FreeAgent. The Acquisition is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act.

2.
THE ACQUISITION

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, Scheme Shareholders will be entitled to receive:

for each FreeAgent Share 120 pence (the "Offer Price") in cash
The Acquisition values the entire existing issued and to be issued ordinary share capital of FreeAgent at approximately £53 million. The Offer Price represents a premium of approximately:
● 86.0 per cent. to the Closing Price per FreeAgent Share of 64.5 pence on 26 March 2018 (being the last Business Day prior to the date of this announcement);
● 42.9 per cent. to the IPO Price per FreeAgent Share of 84 pence; and

●   67.3 per cent. to the six month average price per FreeAgent Share of 71.7 pence (being the average Closing Price for the six month period ended on 26 March 2018, being the last Business Day prior to the date of this announcement).

As further described in paragraph 11 below, under the terms of the Scheme the consideration payable to the Founders will be satisfied, in part, by the issue of shares in RBS BidCo which, in aggregate, amount to approximately five per cent. of the issued share capital of RBS BidCo. The shares in RBS BidCo constitute approximately 23.5 per cent. by value of the aggregate consideration due to the Founders under the Acquisition.

It is expected that the Scheme Document will be published as soon as is reasonably practicable, and in any event within 28 days of this announcement (or such later date as may be agreed with the Panel) and that, subject to the necessary approvals having been obtained at the Court Meeting and General Meeting and the approval of the Court, the Scheme will become Effective in the second quarter of 2018.

The Offer Price assumes that no dividends or other distributions will be declared by FreeAgent following the date of this announcement. If any dividend or other distribution is authorised, declared, made or paid in respect of the FreeAgent Shares on or after the date of this announcement and before the Effective Date, RBS BidCo reserves the right to reduce the Offer Price by the amount of all or part of any such other dividend or other distribution.

3.
BACKGROUND TO AND REASONS FOR THE ACQUISITION

RBS believes that the Acquisition represents an opportunity to help develop its business banking proposition for SMEs in the UK.
RBS is developing its customer facing channels, with an enhanced digital offering supporting ongoing productivity improvements. RBS believes that the acquisition of FreeAgent is consistent with this strategy of developing innovative, digital customer solutions.
RBS and FreeAgent have an existing commercial partnership, which, following a successful pilot, has seen expanding customer numbers. RBS offers FreeAgent's accounting software to its business banking customers and following a rollout in the fourth quarter of 2017, more than 10,000 RBS customers are already signed up to use the FreeAgent solution.

RBS believes that the Acquisition will deliver the following key benefits:

A product that offers enhanced capability in the UK business banking sector

● RBS believes that with FreeAgent's accounting product, coupled with RBS's business banking platform, RBS will have an enhanced proposition in the UK banking market.
Technology with innovative capability that will enhance RBS's platform and speed to market

    ●   RBS operates in a competitive market, requiring continued technological development. RBS believes that FreeAgent's development capability will support RBS's ability to deploy technology in a timely and efficient manner, supporting both its own platform and the development of future customer facing propositions to capture potential opportunities from trends such as Open Banking.

● RBS sees an opportunity to utilise FreeAgent's expertise in SaaS in other parts of RBS's business and operations.
Opportunity to deliver increased customer engagement
● RBS's customers who use FreeAgent's products value them and, given RBS's existing customer base, there is an opportunity to generate additional customer engagement.
● FreeAgent's platform provides analytical capability which will further support RBS's underwriting capabilities and could help support customers through value added products.
4.
RECOMMENDATION

The FreeAgent Directors, who have been so advised by N+1 Singer as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the FreeAgent Directors, N+1 Singer has taken into account the commercial assessments of the FreeAgent Directors.
Accordingly, the FreeAgent Directors intend to recommend unanimously that FreeAgent Shareholders vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, as the FreeAgent Directors have irrevocably undertaken to do in respect of their own beneficial holdings of 3,813,481 FreeAgent Shares representing, in aggregate, approximately 9.36 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date).

5.
BACKGROUND TO AND REASONS FOR THE RECOMMENDATION

FreeAgent was admitted to trading on AIM in November 2016, with a clear strategy to drive future growth through a focus on UK micro-businesses and their accountants, offering a premium, differentiated product experience and a continued focus on innovation. Since that time, FreeAgent has continued its focus on building its UK subscriber base in parallel with developing new features for its business and accounting software solutions.

At 30 September 2017, FreeAgent had approximately 60,000 subscribers and, within its interim results statement for the six months ended on that date, FreeAgent reported buoyant growth in the direct sales channel and continued positive returns on the investments made in customer acquisition strategies.  Accountancy practice channel revenues continued to grow in the same period, although this growth was tempered due to the effect of changes in IR35 legislation on public sector contractors. This impacted FreeAgent's accountancy practice customers who provide personal accountancy and company accountancy support services for contractors supplying public sector organisations.

October 2016 saw the soft launch of a new commercial collaboration between FreeAgent and RBS under which SME customers of RBS, which meet FreeAgent's core target market profile, were offered the branded FreeAgent SaaS solution as an additional part of their account on-boarding process. Since that time, FreeAgent and RBS have together engaged in a number of initiatives to integrate systems and create roll-out processes. Whilst still in the early stages of a rollout, by 4 December 2017 there were 1,800 monthly fee-paying subscribers through this channel from RBS's approximately 700,000 strong micro-business customer base and by the Latest Practicable Date this figure had grown to over 3,800 monthly fee-paying subscribers.

One of the primary drivers of interest in FreeAgent's solution in both the accountancy practice channel and the wider banking channel is the transition to a digital tax regime through HMRC's Making Tax Digital agenda ("MTD"). HMRC continues to work with FreeAgent and various other software vendors to support the necessary new interfaces and processes. In April 2019 those customers filing VAT returns will do so within the new MTD system, and from 2020 onwards it is likely that other areas of business tax will follow suit.

In summary, FreeAgent's SaaS accounting solutions address a market with structural growth drivers and which is experiencing rapid change as a result of the growth of the digital economy. Nonetheless, FreeAgent faces external challenges to the successful implementation of its growth strategy which are outside FreeAgent management's control. These challenges include HMRC's timetable for MTD, which has seen two-year delays to the original timetable for implementation, and changes to IR35 legislation which have tempered near-term growth prospects in the accountancy practice channel. Furthermore, whilst the FreeAgent Directors believe that FreeAgent's SaaS solutions include a comprehensive list of features which are tailored to address the specific needs of the micro-business community and therefore provide FreeAgent with a competitive advantage, FreeAgent's principal competitors are, in the main, much larger and better capitalised entities which can compete for new customers both by spending heavily on customer acquisition and by adopting aggressive pricing strategies.

It is against this background that the FreeAgent Directors have considered the merits of the Acquisition, assessing FreeAgent's future prospects as an independent entity and acknowledging its relative lack of scale and therefore vulnerability to further unforeseen market developments, as against the opportunity to realise a certain cash value at a significant premium both to the recent weighted average share price and to the IPO Price. Their assessment is that the Acquisition terms fairly reflect FreeAgent's current market position and its future prospects, recognising that FreeAgent's future prospects as an independent entity are becoming increasingly driven by its commercial partnership with RBS.

The FreeAgent Directors also view access to the greater financial resources of RBS together with RBS's intention to further develop FreeAgent's technology platform, and its support for the continued growth of FreeAgent's existing direct and accountancy practice sales channels, as a positive development for both customers and employees of FreeAgent alike.

6.
IRREVOCABLE UNDERTAKINGS

RBS BidCo has received irrevocable undertakings from each of the FreeAgent Directors who hold FreeAgent Shares to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, in respect of a total of 3,813,481 FreeAgent Shares, representing approximately 9.36 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date).

RBS BidCo has also received irrevocable undertakings from the FreeAgent Shareholders set out in Part B of Appendix III to this announcement to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, in respect of a total of 16,860,430 FreeAgent Shares, representing approximately 41.4 per cent. of the ordinary share capital of FreeAgent in issue on 26 March 2018 (being the Latest Practicable Date).

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

7.
INFORMATION ON RBS AND RBS BIDCO

RBS is a UK-based banking and financial services company, headquartered in Edinburgh. Through its operating subsidiaries, RBS provides a wide range of products and services to personal, commercial and large corporate and institutional customers through a number of well-known brands. RBS is one of the leading banks in the UK for business banking, serving approximately 1 million SMEs.

RBS BidCo is a newly incorporated private limited company registered in Scotland, which is indirectly wholly-owned by RBS. RBS BidCo was formed for the purposes of implementing the Acquisition. It has not traded prior to the date of this announcement nor has it entered into any obligations other than in connection with the Acquisition.

8.
INFORMATION ON, AND CURRENT TRADING OF, FREEAGENT

Headquartered in Edinburgh and with over 100 full-time employees, FreeAgent is a provider of cloud-based SaaS accounting software solutions and mobile applications designed specifically for UK micro-businesses and their accountants. In 2017, micro-businesses accounted for 96 per cent. of the UK's 5.7 million SMEs, representing 33 per cent. of total private sector employment and 22 per cent. of total private sector turnover. With its easy to use, intuitive software, FreeAgent's offering streamlines financial management, bringing together a range of functionality from invoice and expense management to VAT and payroll. FreeAgent even enables users to generate and submit their self-assessment tax return filings to HMRC automatically. Built and optimised over ten years, FreeAgent has developed significant intellectual property and know-how around its current platform which, in the Directors' opinion, gives the Company a meaningful and sustainable competitive advantage. During the financial year ended 31 March 2017, FreeAgent recorded an adjusted EBITDA loss of £0.7 million on sales of £8.0 million. Unaudited interim results for the six months ended 30 September 2017 showed a 28 per cent. year-on-year increase in revenues to £4.6 million and a reduced EBITDA loss for the period of £0.3 million.

The commentary on outlook within the interim results statement noted that: "Operating costs have grown in line with management expectations as the Group continues to consolidate and grow market share through a land, expand and retain strategy. Our balance sheet is strong with net cash balances at the period end of £3.4m and we anticipate monthly EBITDA breakeven towards the end of calendar year 2018. We expect to report further strategic progress and solid business growth during the second half, building on the achievements of the first six months of the year."

FreeAgent's trading performance since the interim results statement on 5 December 2017 has been consistent with that commentary.

9.
FINANCING

The cash consideration payable by RBS BidCo under the terms of the Acquisition will be financed from RBS's existing cash resources.

BofA Merrill Lynch, financial adviser to RBS and RBS BidCo, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable under the terms of the Acquisition.

10.
MANAGEMENT, EMPLOYEES, PENSION SCHEMES AND LOCATION OF BUSINESS

Management

RBS's intention is that FreeAgent will continue to operate as an operationally independent member of the RBS Group with its existing executive management team under the leadership of FreeAgent's CEO, Ed Molyneux. Day-to-day management responsibility for FreeAgent will continue to be devolved to the FreeAgent executive team with the Board of FreeAgent, comprised of key FreeAgent executives and RBS executives, providing input on strategy and an appropriate oversight, reporting and governance structure. FreeAgent will operate in accordance with RBS's remuneration governance framework and the FreeAgent executive management team will be eligible to participate in RBS's discretionary bonus plan, under which they may earn a discretionary annual bonus based upon a combination of RBS Group, the FreeAgent business unit and personal performance measures. Delivery and settlement of any bonus payments awarded will be in line with RBS's group-wide bonus structure and subject to the rules of the relevant RBS employee share plan in place at the time of award.

Locations

Following completion of the Acquisition, RBS intends to retain FreeAgent's corporate headquarters and headquarter functions in Edinburgh. There is no expectation that the Acquisition will have any immediate impact on the RBS Group's places of business.

Employees, pension schemes and fixed assets

RBS believes that FreeAgent's employees will remain vital to the business of the FreeAgent Group and to delivering the strategic benefits that the Acquisition is expected to deliver. RBS does not envisage any material changes to employee compensation packages including current levels of any contribution to defined contribution pension arrangements (unless required to do so in order to comply with applicable legislation). FreeAgent employees, including the executive management team, will also be eligible to participate in RBS's 'all employee' share plans, specifically its Save As You Earn share option scheme and Share Incentive Plan. RBS does not intend to implement headcount reductions nor to centralise existing finance, administration and support functions of FreeAgent and accordingly there will be no material change to the balance of the skills and functions of FreeAgent's employees and management as a result of the Acquisition. In addition, RBS does not intend that the Acquisition will have any consequences in relation to the continued employment of those of its employees who are not involved in the FreeAgent business.

RBS confirms that it has no intention to redeploy any of the fixed assets of FreeAgent following completion of the Acquisition.

R&D

RBS believes that the Acquisition provides both RBS and FreeAgent with enhanced R&D capability. RBS further believes that the incremental financial resources it can provide to FreeAgent, together with access to RBS's existing business and client infrastructure, will enhance its abilities to develop new solutions to better meet evolving and increasingly complex customer needs. RBS's view is that over time there is an opportunity for FreeAgent to become a key part of the bank's interface with the SME business community.

RBS believes that FreeAgent offers additional capability to its own R&D expertise and intends to leverage its technology and intellectual property across the other parts of the RBS Group. As such, within its current R&D budget, RBS intends to continue to invest in FreeAgent's technology, which it believes is consistent with RBS's stated strategy, and does not expect the Acquisition to have any material impact on RBS's approach to R&D or its technology strategy more broadly.

Brand strategy

It is RBS BidCo's intention that FreeAgent will operate as a separate brand in its existing core markets, including FreeAgent's existing accountancy practice sales channel and its direct customers sales channel.
The above intention statements in relation to FreeAgent are "post-offer intention statements" for the purposes of Rule 19.6 of the Code and are not "post-offer undertakings" for the purposes of Rule 19.5 of the Code.

11.
MANAGEMENT ARRANGEMENTS

RBS believes in the importance of the ongoing participation of the Founders in the continued growth of FreeAgent due to their knowledge of FreeAgent's business and their relationships with key customers, suppliers, FreeAgent's employees and other stakeholders. Accordingly, pursuant to the terms of the Shareholders' Agreement, RBS has agreed the Management Arrangements with the Founders, the principal features of which are summarised as follows:

●   In part consideration for the acquisition of their respective FreeAgent Shares, the Founders will, under the terms of the Scheme, receive between them, in aggregate, 2,192,543 fully paid B Ordinary Shares in RBS BidCo. These fully paid B Ordinary Shares in RBS BidCo constitute approximately 23.5 per cent. by value of the aggregate consideration due to the Founders under the Acquisition.

● The B Ordinary Shares will constitute approximately 5 per cent. of the share capital of RBS BidCo with the balance of the share capital (consisting of 41,658,332 A Ordinary Shares) held by NatWest.
● The B Ordinary Shares will carry no voting and dividend rights and will only be transferable in very limited circumstances.

●   Each Founder's right to derive value from the B Ordinary Shares is conditional on such Founder not being a Bad Leaver during the three year period (the "Reference Period") starting on the first day of the month following the Scheme becoming Effective or not breaching certain non-competition covenants for a period thereafter.

● The B Ordinary Shares will be subject to put and call option arrangements.
● The price for the B Ordinary Shares pursuant to such put and call option arrangements (the "Reference Price") will be calculated by reference to four metrics as follows:
o the revenue generated from the services provided by the FreeAgent Group over the Reference Period (35 per cent. weighting);
o the number of active customers of the services provided by the FreeAgent Group in the final month of the Reference Period (35 per cent. weighting);
o the EBITDA Margin of the FreeAgent Group for the final 12 months of the Reference Period (15 per cent. weighting); and
o the average net promoter scores from a selection of customers of the services provided by the FreeAgent Group over the Reference Period (15 per cent. weighting).
● Performance by reference to each metric will be calculated in accordance with agreed targets and there will be a maximum applied to each.

●   The Founders will have the right to require NatWest to acquire their B Ordinary Shares in a window following the agreement of the Reference Price at the end of the Reference Period. If such right is not exercised, NatWest will then have a window to exercise an option to acquire all of the Founders' B Ordinary Shares for the Reference Price.

●   In the event that any of the Founders ceases to be employed by the FreeAgent Group during the Reference Period or certain events relating to data breaches, adverse publicity or regulatory censure/penalties take place, the Reference Price will be subject to potential downwards adjustment dependent on the circumstances.

● In no circumstances will the Reference Price exceed a sum equal to 2 x the Offer Price. Subject to limited exceptions, the Reference Price cannot be lower than 0.7 x the Offer Price.

●   In the event of a sale of RBS BidCo, the Founders will be required to sell their shares at the same price as that offered to the other shareholders subject always to the Founders not receiving more than 2 x the Offer Price.

The Management Arrangements will be described in more detail in the Scheme Document.
Rule 16 of the Code provides that, except with the consent of the Panel, an offeror or persons acting in concert with it may not make any arrangements with shareholders, and may not deal or enter into arrangements to deal in shares of an offeree company, or enter into arrangements which involve acceptance of an offer, either during an offer or when one is reasonably in contemplation, if there are favourable conditions attached which are not being extended to all shareholders.
In relation to the Management Arrangements, the Panel has agreed to allow the Management Arrangements to be made on the terms set out above and subject to the Conditions notwithstanding the fact that the opportunity to participate in such arrangements is not being extended to all FreeAgent Shareholders. For the purposes of Rule 16.2 of the Code, N+1 has confirmed to the FreeAgent Directors that, in its opinion, the terms of the Management Arrangements are fair and reasonable. In providing its opinion, N+1 has taken into account the commercial assessments of the FreeAgent Directors.

12.
FREEAGENT SHARE OPTION SCHEMES AND WARRANTS
Participants in the FreeAgent Share Option Schemes and holders of FreeAgent Warrants will be contacted regarding the effect of the Acquisition on their rights, and appropriate proposals will be made to such parties in due course in accordance with the Code.

13.
OPENING POSITION DISCLOSURES AND INTERESTS
RBS BidCo confirms that it will be making an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the City Code.

14.
OFFER-RELATED ARRANGEMENTS
Confidentiality Agreement
RBS and FreeAgent entered into a confidentiality agreement on 2 February 2018 (the "Confidentiality Agreement") pursuant to which each of RBS and FreeAgent has undertaken to keep certain information relating to the other party confidential and not to disclose it to third parties (other than to permitted disclosees) unless required by law or regulation.
The Confidentiality Agreement also contains undertakings from RBS that, for a period of six months from the date of the Confidentiality Agreement, RBS shall not, without the prior written consent of FreeAgent, acquire or offer to acquire any interest in securities of FreeAgent (which undertaking ceased to apply following this announcement) and that, for a period of 12 months from the date of the Confidentiality Agreement, RBS shall not solicit certain employees of FreeAgent or certain consultants or independent contractors engaged by FreeAgent, subject to customary carve-outs.
The Confidentiality Agreement terminates upon the earlier of the completion of the Acquisition or the date falling 24 months from the date of the Confidentiality Agreement.
Co-operation Agreement
RBS and FreeAgent have entered into the co-operation agreement (the "Co-operation Agreement") pursuant to which RBS and FreeAgent have undertaken to co-operate with one another and to provide such details as are required to facilitate the implementation of arrangements in respect of: (a) the FreeAgent Share Option Schemes, including: (i) agreeing to prepare proposals to be put to holders of awards under the FreeAgent Share Option Schemes in connection with the Acquisition; and (ii) to agree that FreeAgent will propose an amendment to its articles of association at the General Meeting to include provisions to enable FreeAgent Shares issued under the FreeAgent Share Option Schemes after the Scheme Record Time to be acquired by RBS BidCo for the Offer Price; and (b) the satisfaction of the FCA Condition, whereby RBS has agreed to use reasonable endeavours to procure the satisfaction of the FCA Condition, as soon as reasonably practicable and, without prejudice thereto, to use reasonable endeavours to secure the clearances and authorisations to satisfy the FCA Condition and RBS and FreeAgent have agreed to co-operate and provide each other with reasonable information, assistance and access in relation to the filing, submission and notification of such regulatory clearances and authorisations.
The Co-operation Agreement will terminate if the parties agree so in writing; if the Scheme is not approved at the General Meeting or if the Scheme is not sanctioned by the Court; if the Acquisition has not completed by the Long-stop Date; or on the Effective Date.
Shareholders' Agreement
RBS BidCo, NatWest and the Founders have entered into the Shareholders' Agreement pursuant to which they have agreed the terms upon which the Management Arrangements will be implemented. The material terms of that agreement are summarised at paragraph 11 above.

15.
STRUCTURE OF THE ACQUISITION
It is intended that the Acquisition will be effected by means of a scheme of arrangement between FreeAgent and Scheme Shareholders under Part 26 of the Companies Act.
The purpose of the Scheme is to provide for RBS BidCo to become the holder of the FreeAgent Shares in consideration for the payment by RBS BidCo of the cash consideration on the basis set out in paragraph 2 above and the satisfaction of the obligations envisaged by the Management Arrangements.
To become Effective, the Scheme must be approved by a majority in number of the Scheme Shareholders voting at the Court Meeting, either in person or by proxy, and representing at least 75 per cent. in value of the Scheme Shares which are voted at the Court Meeting, together with the approval of the Court and the passing at the General Meeting of the Special Resolution necessary to implement the Scheme.
The Scheme will also be subject to the Conditions (including the FCA Condition) and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.
Once the necessary approvals from Scheme Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will become Effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies for registration. Subject to satisfaction of the Conditions and the above process, the Scheme is expected to become Effective in the second quarter of 2018.
The Acquisition will lapse if the Scheme does not become Effective by the Long-stop Date.
Upon the Scheme becoming Effective, it will be binding on all FreeAgent Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and, if they attended and voted, whether or not they voted in favour).
Further details of the Scheme, including an indicative timetable for its implementation, will be set out in the Scheme Document, which is expected to be despatched as soon as reasonably practicable. The timing of events which relate to the implementation of the Acquisition is, however, subject, amongst other things, to the approval of the Court and is therefore subject to change.

16.	CONDITIONS TO THE ACQUISITION The Acquisition will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.
17.
DE-LISTING AND RE-REGISTRATION
Prior to the Scheme becoming Effective, FreeAgent will make an application to the London Stock Exchange to cancel the trading of the FreeAgent Shares on AIM, to take effect shortly after the Effective Date. The last day of dealings in FreeAgent Shares on AIM is expected to be the Business Day immediately prior to the Court Hearing and no transfers will be registered after 6.00p.m. on that date.
On the Effective Date, FreeAgent will become a subsidiary of RBS BidCo and share certificates in respect of FreeAgent Shares will cease to be valid and should be destroyed. In addition, entitlements to FreeAgent Shares held within the CREST system will be cancelled on the Effective Date. It is also proposed that, following the Effective Date and after the FreeAgent Shares are delisted, FreeAgent will be re-registered as a private limited company.

18.
GENERAL
RBS BidCo reserves the right, with the consent of the Panel, to elect to implement the acquisition of the FreeAgent Shares by way of a Takeover Offer as an alternative to the Scheme. In such event, the Acquisition will be implemented on substantially the same terms as those which would apply to the Scheme (subject to appropriate amendments, including an acceptance condition set at 90 per cent. of the shares to which such Takeover Offer relates or such lesser percentage, being more than 50 per cent., as RBS BidCo may decide). However, if RBS BidCo were to elect to implement the Acquisition by way of a Takeover Offer, that Takeover Offer will be made in compliance with all applicable laws and regulations, including the City Code.
If the Acquisition were to be effected by way of a Takeover Offer and that offer becomes or is declared unconditional in all respects and sufficient acceptances are received in respect of that offer, RBS would intend to: (i) make an application to the London Stock Exchange to cancel trading of FreeAgent Shares on AIM; and (ii) exercise its rights (to the extent such rights are available) to apply the provisions of Chapter 3 of Part 28 of the Companies Act to acquire compulsorily the remaining FreeAgent Shares in respect of which such Takeover Offer has not been accepted.
The Acquisition will be made subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document. The bases and sources of certain financial information contained in this announcement are set out in Appendix II to this announcement. A summary of the irrevocable undertakings received by RBS BidCo is contained in Appendix III to this announcement. Certain terms used in this announcement are defined in Appendix IV to this announcement.
The Acquisition will be subject to the applicable requirements of the AIM Rules, the City Code, the Panel, the London Stock Exchange and the FCA.

19.
DOCUMENTS ON DISPLAY
Copies of the following documents will be made available on RBS's and FreeAgent's websites at https://investors.rbs.com and www.https://www.freeagent.com/investors, respectively until the end of the Offer Period:

● this announcement;
● the irrevocable undertakings referred to in paragraph 6 above and summarised in Appendix III to this announcement;
● the Confidentiality Agreement;
● the Co-operation Agreement; and
● the Shareholders' Agreement.

Enquiries:
RBS
Matt Waymark - Investor Relations	+44 20 7672 1758
BofA Merrill Lynch (RBS's Financial Adviser and Corporate Broker)
Arif Vohra Peter Luck Geoff Iles Pete Nicholls	+44 20 7628 1000
FreeAgent
Ed Molyneux - Chief Executive Officer	via FTI Consulting

N+1 Singer (FreeAgent's Financial Adviser and Corporate Broker)
Sandy Fraser Jen Boorer	+44 207 496 3000
FTI Consulting (Public relations adviser to FreeAgent)
Matt Dixon Emma Hall	+44 203 727 1000

CMS Cameron McKenna Nabarro Olswang LLP is retained as legal adviser to RBS and RBS BidCo. Dentons UK and Middle East LLP is retained as legal adviser to FreeAgent.

BofA Merrill Lynch, which is authorised by the PRA and regulated in the United Kingdom by the Financial Conduct Authority and the PRA, is acting exclusively for RBS and RBS BidCo and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than RBS and RBS BidCo for providing the protections afforded to clients of BofA Merrill Lynch or for providing advice in connection with the subject matter of this announcement.

N+1 Singer, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting solely for FreeAgent as financial adviser and broker in relation to the matters referred to in this announcement and for no one else. N+1 Singer will not be responsible to anyone other than FreeAgent for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or any arrangement referred to herein.

BofA Merrill Lynch and N+1 Singer have given and not withdrawn their consent to the publication of this announcement with the inclusion in it of the references to their respective names and (where applicable) advice in the form and context in which they appear.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities, pursuant to the Acquisition or otherwise. The Acquisition will be made solely by means of the Scheme Document or any document by which the Acquisition is made which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme.

This announcement does not constitute a prospectus or prospectus equivalent document.

Any approval, decision or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. FreeAgent Shareholders are strongly advised to read the formal documentation in relation to the Acquisition once it has been despatched. It is expected that the Scheme Document (including notices of the Meetings) together with the relevant Forms of Proxy, will be posted to FreeAgent Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

FreeAgent will prepare the Scheme Document to be distributed to FreeAgent Shareholders. FreeAgent and RBS urge FreeAgent Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Acquisition and the Enlarged Group.

The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable requirements. In particular the ability of persons who are not resident in the UK, to vote their FreeAgent Shares with respect to the Scheme at the Court Meeting, and/or the General Meeting, or to appoint another person as proxy to vote at the Court Meeting and/or the General Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purposes of complying with the laws of the United Kingdom, the Market Abuse Regulation and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside United Kingdom. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by RBS BidCo or required by the City Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any other jurisdiction where to do so would constitute a  violation of the laws of that jurisdiction, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. If the Acquisition is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the  Takeover Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

The availability of the Acquisition to FreeAgent Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Further details in relation to FreeAgent Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Notice to US holders of FreeAgent Shares

The Acquisition relates to the shares in a Scottish public limited company and is proposed to be made by means of a scheme of arrangement provided for under Scots law and, in the case of a scheme of arrangement, Part 26 of the Companies Act. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Acquisition is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules. If, in the future, RBS BidCo exercises the right to implement the Acquisition by way of a Takeover Offer and determines to extend the offer into the US, the Acquisition will be made in compliance with applicable US laws and regulations. Financial information included in this announcement and the Scheme Document has been or will have been prepared in accordance with non-US accounting standards that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

It may be difficult for US holders of FreeAgent Shares to enforce their rights and any claim arising out of the US federal securities laws, since RBS, RBS BidCo and FreeAgent are located in a non-US jurisdiction, and some or all of their officers and directors may be residents of a non-US jurisdiction. US holders of FreeAgent Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

The receipt of cash pursuant to the Acquisition by a US holder as consideration for the transfer of its FreeAgent Shares pursuant to the scheme will likely be a taxable transaction for United States federal income tax purposes and under applicable United States state and local, as well as foreign and other, tax laws. Each US holder is urged to consult his or her independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him or her.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the Exchange Act, RBS BidCo or its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, FreeAgent Shares outside the United States, other than pursuant to the Acquisition, until the Scheme becomes Effective and/or the date on which the Takeover Offer becomes unconditional, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory Information Service of the London Stock Exchange and will be available on the London Stock Exchange website.

Forward looking statements

This announcement contains statements about RBS, RBS BidCo and FreeAgent that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of RBS, RBS BidCo or FreeAgent's operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on RBS, RBS BidCo or FreeAgent's businesses.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. FreeAgent, RBS and RBS BidCo disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law. Except as expressly provided in this announcement, they have not been reviewed by the auditors of FreeAgent or RBS. All subsequent oral or written forward looking statements attributable to FreeAgent, RBS, RBS BidCo or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this announcement.

No member of the RBS Group, nor the FreeAgent Group, nor any of their respective associates, directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Information relating to FreeAgent Shareholders

Please be aware that addresses, electronic addresses and certain information provided by FreeAgent Shareholders, persons with information rights and other relevant persons for the receipt of communications from FreeAgent may be provided to RBS and RBS BidCo during the Offer Period as required under Section 4 of Appendix 4 to the City Code in order to comply with Rule 2.11(c).

No profit forecast or estimates

No statement in this announcement is intended as a profit forecast or profit estimate for any period of FreeAgent or the FreeAgent Group or RBS or the RBS Group. No statement in this announcement should be interpreted to mean that earnings per FreeAgent Share or earnings per RBS Share for the current or future financial years would necessarily match or exceed the historical published earnings per FreeAgent Share or earnings per RBS Share.

Publication on website and availability of hard copies

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on RBS's and FreeAgent's websites at https://investors.rbs.com and www.https://www.freeagent.com/investors, respectively, by no later than 12.00 p.m. (London time) on the Business Day following this announcement. None of the contents of RBS's website, those of FreeAgent's website, or those of any other website accessible from hyperlinks on either RBS's or FreeAgent's website, are incorporated into or form part of this announcement.

 FreeAgent Shareholders may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by writing to Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ or by calling, between 8.30am and 5.30pm (UK time) Monday to Friday (except UK public holidays), on 03707071721 from within the UK or +443707071721, if calling from outside the UK. FreeAgent Shareholders may also request that all future documents, announcements and information to be sent to them in relation to the Acquisition should be in hard copy form. A hard copy of such documents, announcements (including this announcement) and information will not be sent unless such a request is made.

Rule 2.9 Requirement

In accordance with Rule 2.9 of the City Code, FreeAgent confirms that as at the date of this announcement, it has in issue and admitted to trading on AIM 40,739,775  ordinary shares of 1 pence each. The International Securities Identification Number (ISIN) of the ordinary shares is GB00BDFVDY36.

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

Part A - the Conditions

1.
The Acquisition will be conditional upon the Scheme becoming otherwise unconditional and becoming Effective, subject to the provisions of the City Code, by not later than 11.59 p.m. on 31 December 2018 or such later date (if any) as RBS BidCo and FreeAgent may, with the consent of the Panel, agree and (if required) the Court may allow (the "Long-stop Date").

2.	The Scheme is subject to:
(a)
the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shareholders entitled to vote and present and voting, either in person or by proxy, at the Court Meeting (and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting) which is held on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document (or such later date (if any) as may be agreed by RBS BidCo and FreeAgent and the Court may allow);

(b)
all resolutions necessary to approve and implement the Scheme, as set out in the notice of the General Meeting (including, without limitation, the Special Resolution), being duly passed by Scheme Shareholders at the General Meeting or at any adjournment of that meeting which is held on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document (or such later date (if any) as may be agreed by RBS BidCo and FreeAgent and the Court may allow); and

(c)
the sanction of the Scheme (without modification, or with such modifications as are agreed by RBS BidCo and FreeAgent) by the Court on or before the 22nd day after the expected date of the Court Hearing to be set out in the Scheme Document (or such later date (if any) as may be agreed by RBS BidCo and FreeAgent and the Court may allow) and a copy of the Court Order being delivered for registration to the Registrar of Companies.

3.
In addition, subject as stated in Part B of this Appendix I and to the requirements of the Panel, the Acquisition will be conditional upon the following Conditions and, accordingly, necessary actions to make the Scheme Effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

(a)
no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation or order, or taken any other step that would or might reasonably be expected to:

(i)
make the Acquisition, its implementation or the acquisition or the proposed acquisition by RBS BidCo or any member of the Wider RBS Group of any shares or other securities in, or control or management of, FreeAgent or any member of the Wider FreeAgent Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict, delay or otherwise adversely interfere with the same or impose additional conditions or obligations with respect to the Acquisition (or its implementation) or such acquisition, or otherwise impede, challenge or interfere with the Acquisition (or its implementation) or such acquisition, or require adverse amendment to the terms of the Acquisition or the acquisition or proposed acquisition of any FreeAgent Shares or the acquisition of control or management of FreeAgent or any member of the Wider FreeAgent Group by RBS BidCo or any member of the Wider RBS Group;

(ii)
limit or materially delay the ability of any member of the Wider RBS Group or any member of the Wider FreeAgent Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider FreeAgent Group or any member of the Wider RBS Group, as the case may be, taken as a whole;

(iii)
require, prevent or materially delay any divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider RBS Group of any shares or other securities in any member of the Wider FreeAgent Group (in any case to an extent which is material in the context of the Wider RBS Group or the Wider FreeAgent Group, as the case may be, taken as a whole);

(iv)
require, prevent or materially delay any divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider RBS Group or by any member of the Wider FreeAgent Group of all or any part of their respective businesses, assets or properties or limit the ability of any of them to conduct all or any part of their respective businesses or to own or control any of their respective assets or properties or any part thereof (in any case to an extent which is or is reasonably likely to be material in the context of the Wider RBS Group or the Wider FreeAgent Group, as the case may be, taken as a whole);

(v)
other than in connection with the implementation of the Acquisition, including, without limitation pursuant to sections 974 to 991 of the Companies Act, require any member of the Wider RBS Group or of the Wider FreeAgent Group to subscribe for or acquire, or to offer to subscribe for or acquire, any shares or other securities (or the equivalent) or interest in any member of the Wider FreeAgent Group;

(vi)
limit the ability of any member of the Wider RBS Group or of the Wider FreeAgent Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider RBS Group or of the Wider FreeAgent Group in each case in a manner which is material in the context of the Wider RBS Group taken as a whole or the Wider FreeAgent Group taken as a whole, as the case may be;

(vii)
result in any member of the Wider RBS Group or the Wider FreeAgent Group ceasing to be able to carry on business under any name under which it presently does so (in any case to an extent which is material in the context of the Wider RBS Group taken as a whole or the Wider FreeAgent Group taken as a whole, as the case may be); or

(viii)	otherwise materially adversely affect the business, assets, profits, financial or trading position or prospects of the Wider RBS Group taken as a whole or the Wider FreeAgent Group taken as a whole;

(b)
all material notifications, filings and/or applications with Third Parties which are necessary under applicable law or regulations having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with, in each case in connection with the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, FreeAgent or any other member of the Wider FreeAgent Group by any member of the Wider RBS Group or the carrying on by any member of the Wider FreeAgent Group of its business;

(c)	if such approval is required, the Financial Conduct Authority approving either:
(i)
unconditionally, pursuant to section 189(4)(a) or section 189(6) of the Financial Services and Markets Act 2000, as amended ("FSMA") (which applies to FreeAgent pursuant to Paragraph 5 of Part 1 of Schedule 6 to the Payment Services Regulations 2017); or

(ii)
subject to one or more conditions, pursuant to section 189(7) of FSMA, that are satisfactory to RBS BidCo acting reasonably, the changes in control over FreeAgent, arising out of the Acquisition or its implementation, by RBS BidCo, each controller of RBS BidCo and any other person that would become a controller. In each case, for the purposes of this paragraph 3(c) only, "controller" shall have the meaning set out in section 422 of FSMA and "control" shall be interpreted in accordance with Part XII of FSMA;

(d)
all Authorisations which are necessary in any relevant jurisdiction for or in respect of the Acquisition (or its implementation) or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, FreeAgent or any other member of the Wider FreeAgent Group by RBS BidCo or any member of the Wider RBS Group or the carrying on by any member of the Wider FreeAgent Group of its business having been obtained, in terms and in a form reasonably satisfactory to RBS BidCo from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider FreeAgent Group has entered into contractual arrangements and such Authorisations together with all authorisations necessary for any member of the Wider FreeAgent Group to carry on its business remaining in full force and effect, and there being no notice or other intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same having been made in connection with the Acquisition, where the absence of such Authorisation would have a material adverse effect on the Wider FreeAgent Group taken as a whole;

(e)
save as Disclosed, there being no provision of any arrangement, agreement, lease, licence, permit, franchise or other instrument to which any member of the Wider FreeAgent Group is a party, or by or to which any such member or any of its assets is or may be bound, entitled or subject, or any circumstance, which, in each case as a consequence of the Acquisition (or its implementation) or the acquisition or proposed acquisition by RBS BidCo or any member of the Wider RBS Group or otherwise of any shares or other securities (or the equivalent) in, or control or management of, FreeAgent or any other member of the Wider FreeAgent Group, could reasonably be expected to result in (in any case to an extent which is or would be material in the context of the Wider FreeAgent Group taken as whole):

(i)
any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider FreeAgent Group being or becoming repayable or being capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any member of the Wider FreeAgent Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)
the creation, save in the ordinary course of business, of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider FreeAgent Group or any such mortgage, charge or other security interest (wherever and whenever created, arising or having arisen) becoming enforceable;

(iii)
any such arrangement, agreement, lease, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider FreeAgent Group thereunder, being terminated or adversely modified or affected or any adverse action being taken;

(iv)
any asset or interest of any member of the Wider FreeAgent Group or any asset the use of which is enjoyed by any member of the Wider FreeAgent Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider FreeAgent Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider FreeAgent Group otherwise than in the ordinary course of business;

	(v)	any member of the Wider FreeAgent Group ceasing to be able to carry on business under any name under which it presently does so;
	(vi)	the creation or assumption of any liabilities (actual or contingent) by any member of the Wider FreeAgent Group other than in the ordinary course of business;
(vii)
the rights, liabilities, obligations or interests of any member of the Wider FreeAgent Group under any such arrangement, agreement, lease, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any agreements or arrangements relating to any such interests or business) being terminated, adversely modified or affected; or

(viii)
the financial or trading position or the prospects or the value of the Wider FreeAgent Group (taken as a whole) being prejudiced or adversely affected, which in each of the foregoing cases is material and adverse in the context of the Wider FreeAgent Group (taken as a whole) and no event having occurred which, under any provision of any such arrangement, agreement, lease, license, permit, franchise or other instrument to which any member of the Wider FreeAgent Group is a party, or by or to which any such member or any of its assets may be found entitled or subject, could result in any of the events or circumstances which are referred to in sub-paragraphs (i) to (viii) of this Condition 3(e) of this Appendix I in any case to an extent which is or would be material in the context of the Wider FreeAgent Group;

(f)
no circumstance or event having arisen or occurred, respectively, in relation to any intellectual property owned or used by any member of the Wider FreeAgent Group which would have a material adverse effect on the Wider FreeAgent Group (taken as a whole), including:

(i)
any member of the Wider FreeAgent Group losing its title to any intellectual property material to its business, or any intellectual property owned by the Wider FreeAgent Group, which is material to the Wider FreeAgent Group (taken as a whole) being revoked, cancelled or declared invalid;

(ii)
any claim being asserted in writing or threatened in writing by any person challenging the ownership of any member of the Wider FreeAgent Group to, or the validity or effectiveness of, any of its intellectual property, which is material to the Wider FreeAgent Group (taken as a whole); or

(iii)
any agreement regarding the use of any intellectual property licensed to or by any member of the Wider FreeAgent Group, which is material to the Wider FreeAgent Group (taken as a whole), being terminated or varied;

(g)	save as Disclosed, no member of the Wider FreeAgent Group having since 31 March 2017:
(i)
issued or agreed to issue, or authorised or proposed or announced its intention to authorise or propose the issue of, additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between FreeAgent and wholly-owned subsidiaries of FreeAgent and save for the issue of FreeAgent Shares pursuant to or in connection with the exercise or vesting of options or awards granted under, or the grant of options or awards under, the FreeAgent Share Option Schemes);

(ii)
purchased or redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above made or authorised any other change to any part of its share capital other than pursuant to the implementation of the Acquisition;

(iii)
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise save for any dividend declared before the Effective Date by any wholly-owned subsidiary of FreeAgent to FreeAgent or any of its wholly-owned subsidiaries;

(iv)
save for transactions between FreeAgent and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to make, propose or authorise any change in its loan capital;

(v)
(save for transactions between FreeAgent and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any material assets or any right, title or interest in any material assets (including shares in any undertaking and trade investments) or authorised or announced the same, in any such case to the extent that is material in the context of the Wider FreeAgent Group (taken as a whole);

(vi)
issued, authorised or proposed or announced an intention to authorise or propose the issue of, or made any change in or to, any debentures or, other than trade credit incurred in the ordinary course of business, incurred or increased any indebtedness or liability (actual or contingent) except as between FreeAgent and any of its wholly owned subsidiaries or between such subsidiaries, which in any case is material in the context of the Wider FreeAgent Group taken as a whole;

(vii)
other than in the ordinary course of business, entered into, varied, authorised, proposed or announced an intention to enter into or vary any contract, agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

		(aa)	is of a long term, onerous or unusual nature or magnitude or which involves or is or is reasonably likely to involve an obligation of such a nature or magnitude; or
(bb)
restricts or could reasonably be expected to restrict the business of any member of the Wider FreeAgent Group, and which is, in any such case, material and adverse in the context of the Wider FreeAgent Group;

(viii)
entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider FreeAgent Group;

(ix)
entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, agreement, commitment or arrangement with any of the directors or senior executives of any member of the Wider FreeAgent Group or changed or entered into any commitment to change the terms of any of the FreeAgent Share Option Schemes save for salary increases and bonuses not resulting in total annual remuneration of any individual exceeding the immediately preceding year's remuneration by more than three per cent. or other bonuses or variations of terms in the ordinary course of business which are not material in the context of the Acquisition or the Wider FreeAgent Group;

(x)
taken any corporate action or had any legal proceedings started, or threatened against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction which in any case is material in the context of the Wider FreeAgent Group taken as a whole;

(xi)
been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

	(xii)	waived, settled or compromised any claim (other than in the ordinary and usual course of business) to an extent which is material in the context of the Wider FreeAgent Group taken as a whole;
(xiii)
terminated or varied the terms of any agreement or arrangement between any member of the Wider FreeAgent Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Wider FreeAgent Group taken as a whole;

	(xiv)	made any alteration to its articles of association other than as required to implement the Acquisition;
	(xv)	put in place any pension schemes for its directors, employees or their dependants or made or agreed or consented to any change to:
		(aa)	the terms of the trust deeds constituting the pension schemes (if any) established for its directors, employees or their dependants; or
		(bb)	the benefits which accrue, or to the pensions which are payable, thereunder; or
		(cc)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or
		(dd)	the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or
(xvi)
proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider FreeAgent Group in a manner which is material in the context of the Wider FreeAgent Group;

(h)	since 31 March 2017, save as Disclosed:
(i)
no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider FreeAgent Group which in any case is material in the context of the Wider FreeAgent Group taken as a whole and no circumstances have arisen which would or might reasonably be expected to result in any such adverse change;

(ii)
no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider FreeAgent Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider FreeAgent Group which in any case is material in the context of the Wider FreeAgent Group taken as a whole;

(iii)
other than as a result of the Acquisition, no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider FreeAgent Group which in any such case might reasonably be excepted to be material in the context of the Wider FreeAgent Group taken as a whole;

(iv)
no contingent or other liability having arisen or become apparent to any member of the Wider RBS Group or increased which might reasonably be expected to adversely affect any member of the Wider FreeAgent Group which is material in the context of the Wider FreeAgent Group taken as a whole;

(v)
no claim being made and no circumstance having arisen which might reasonably be expected to lead to a claim being made under the insurance of any member of the Wider FreeAgent Group where such claim would not be covered by such insurance and where such claim is material in the context of the Wider FreeAgent Group taken as a whole; and

(vi)
no steps having been taken which are reasonably likely to result in the withdrawal, cancellation or termination or modification of any licence, permit or consent held by any member of the Wider FreeAgent Group which is necessary for the proper carrying on by such member of its business and which is material in the context of the Wider FreeAgent Group taken as a whole;

(i)	save as Disclosed, RBS BidCo not having discovered:
(i)
that any financial or business or other information concerning the Wider FreeAgent Group disclosed at any time prior to the date of this announcement by or on behalf of any member of the Wider FreeAgent Group, whether publicly, to any member of the Wider RBS Group or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a fact necessary to make any information contained therein not materially misleading which is material in the context of the Wider FreeAgent Group taken as a whole;

(ii)
circumstances exist whereby a person or class of persons would be likely to have a claim against a member of the Wider FreeAgent Group in respect of any product or service used therein now or previously sold or carried out by any past or present member of the Wider FreeAgent Group which is or would be material in the context of the Wider FreeAgent Group taken as a whole;

(iii)
that any past or present member, director, officer or employee of, or person that performs or has performed services for or on behalf of, the Wider FreeAgent Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption legislation;

(iv)
that any material asset of any member of the Wider FreeAgent Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition);

(v)
that any past or present member, director, officer or employee of the Wider FreeAgent Group has engaged in any business with, made any investments in, made any funds or assets available to or received any funds or assets from: (a) any government, entity or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or HM Treasury; or (b) any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states, in each case to an extent which is material in the context of the Wider FreeAgent Group; or

(vi)
that no member of the Wider FreeAgent Group being engaged in any transaction which would cause RBS BidCo or any member of the Wider RBS Group to be in breach of any law or regulation as a result of the completion of the Acquisition, including the economic sanctions of the United States Office of Foreign Assets Control or HM Treasury, or any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states.

Part B: Waiver of Conditions and further terms of the Acquisition and the Scheme

1.
Subject to the requirements of the Panel or subject to any requirement of the Court, RBS BidCo reserves the right to waive all or any of the Conditions in  Part A above (save for the Conditions contained in paragraph 2 which cannot be waived), in whole or in part. The Scheme will not become Effective unless the Conditions (other than the Condition in paragraph 2(c) of Part A to this Appendix I)  have been fulfilled or (if capable of waiver) waived, by no later than 11:59 p.m. on the date immediately preceding the date of the Court Hearing, failing which the Scheme will lapse. RBS BidCo undertakes that it will no later than 11:59 p.m. on the date immediately preceding the date of the Court Hearing provide a notice in writing to FreeAgent that either (i) the Conditions (other than the Condition in paragraph 2(c) of Part A of this Appendix I) have been satisfied or that RBS BidCo has waived or treated as satisfied all such Conditions; or (ii) it intends to invoke or treat as incapable of satisfaction each or any Condition, which will always be subject to the Panel's consent.

2.
Subject to the requirements of the Panel, RBS BidCo shall be under no obligation to waive (if capable of waiver) any of the Conditions in Part A of this Appendix I by a date earlier than the latest date of the fulfilment or waiver of that Condition notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

3.
Under Rule 13.5 of the City Code, RBS BidCo may not invoke a Condition to the Acquisition so as to cause the Acquisition not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to RBS BidCo in the context of the Acquisition. The Conditions contained in paragraph 2 of Part A of this Appendix I, are not subject to this provision of the City Code.

4.
RBS BidCo reserves the right to elect to implement the Acquisition by way of a Takeover Offer (subject to the Panel's consent). In such event, such offer will be implemented on the same terms and Conditions (subject to appropriate amendments, including (without limitation) an acceptance Condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as RBS BidCo may decide (subject to the Panel's consent)), so far as applicable, as those which would apply to the Scheme.

5.
If the Panel requires RBS BidCo to make an offer or offers for any FreeAgent Shares under the provisions of Rule 9 of the City Code, RBS BidCo may make such alterations to the above Conditions as are necessary to comply with the provisions of that Rule.

6.
The Acquisition will lapse and the Scheme will not proceed (unless the Panel otherwise consents) if the Competition and Markets Authority makes a Phase 2 CMA reference in respect of any matter arising from or relating to the Acquisition before the date of the Court Meeting and the General Meeting.

7.
The Acquisition and the Scheme are and will be governed by Scots law and will be subject to the exclusive jurisdiction of the Court. The Acquisition will comply with, and be subject to, the applicable rules and regulations of the FCA, the London Stock Exchange, the AIM Rules and the City Code.

8.
The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. Further Details in relation to Overseas Shareholders will be contained in the Scheme Document.

9.
The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

10.
If any dividend or other distribution or return of capital is proposed, declared, made, paid or becomes payable by FreeAgent in respect of a FreeAgent Share on or after the date of this announcement and prior to the Acquisition becoming Effective, RBS BidCo reserves the right to reduce the value of the consideration payable for each FreeAgent Share under the Acquisition by up to the amount per FreeAgent Share of such dividend, distribution or return of capital, except where the FreeAgent Share is or will be acquired pursuant to the Acquisition on a basis which entitles RBS BidCo to receive the dividend and/or distribution and/or return of capital and to retain it. RBS BidCo also reserves the right, with Panel consent, to reduce the value of the consideration payable for each FreeAgent Share under the Acquisition.

11.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i)	The Closing Price of a FreeAgent Share is based on the middle market quotation of a FreeAgent share derived from the Daily Official List for the relevant dates.
(ii)
The value of the entire issued and to be issued share capital of approximately £53 million, as set out in this announcement, is based on the fully diluted share capital of FreeAgent (being 43,850,875 FreeAgent Shares). That has been calculated on the basis of: (a) 40,739,775 FreeAgent Shares currently in issue on 26 March 2018; (b) up to 2,590,620 further FreeAgent Shares which may be issued on or after the date of this announcement, but before the Scheme Record Time, following the exercise of options under the FreeAgent Share Option Schemes (other than the FreeAgent SAYE Option Plan 2017); (c) up to 250,480 further FreeAgent Shares which may be issued on or after the date of this announcement, and before the date falling six months after the Court Order, following the exercise of options under the FreeAgent SAYE Option Plan 2017; and (d) up to 270,000 further FreeAgent Shares which may be issued on or after the date of this announcement, but before the Scheme Record Time, following the exercise of the FreeAgent Warrants.

(iii)
All share prices expressed in pence have been rounded to the nearest pence and all percentages have been rounded to one decimal place (other than the percentages in Appendix III which have been rounded to the nearest two decimal places).

(iv)
Unless otherwise stated, the financial information relating to FreeAgent is extracted from the audited consolidated financial statements of FreeAgent for the financial year ended 31 March 2017, prepared in accordance with IFRS.

APPENDIX III
IRREVOCABLE UNDERTAKINGS

Irrevocable Undertakings

The following holders, controllers or beneficial owners of FreeAgent Shares have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting:

Part A - FreeAgent Directors
Name	Number of FreeAgent Shares	per cent. of FreeAgent Shares in issue
Ed Molyneux	3,622,530	8.89
Katherine Tenner	60,000	0.15
Nigel Halkes	11,904	0.03
Andy Roberts	119,047	0.29
TOTAL	3,813,481	9.36

The undertakings listed in this Part A will remain binding if a higher competing offer for FreeAgent is made. The undertakings will cease to be binding: (i) if the Scheme Document (or offer document as applicable) is not published within 28 days of the date of issue of this announcement (or such later date as the Panel may agree); (ii) if the offer is implemented by way of a Takeover Offer, the offer lapses or is withdrawn; (iii) if the Scheme does not become effective or lapses or is withdrawn without having become wholly unconditional in accordance with its terms; (iv) if the Scheme or any resolution to be proposed is not approved by the requisite majority of the shareholders of FreeAgent at the General Meeting or the Court Meeting; (v) if any event occurs or becomes known to RBS BidCo before despatch of the Scheme Document as a result of which the Panel requires or agrees with RBS BidCo that it need not make the offer; or (vi) on the earlier of: (a) the Long-stop Date; and (b) the date on which the offer is withdrawn or lapses in accordance with its terms.

Part B - FreeAgent Shareholders (other than FreeAgent Directors)
Name	Number of FreeAgent Shares	per cent. of FreeAgent Shares in issue
Opus Incertum Limited	6,207,140	15.24%
Local Globe IV Limited	2,821,060	6.92%
RJ Beteiligungsgesellschaft mbh	1,588,630	3.90%
STM Fidexs Trust Company	544,400	1.34%
Olly Headey	3,059,200	7.51%
Roan Lavery	2,640,000	6.48%
TOTAL	16,860,430	41.39%

The undertakings listed in this Part B will remain binding if a higher competing offer for FreeAgent is made. The undertakings will cease to be binding: (i) if the Scheme Document (or offer document as applicable) is not published within 28 days of the date of issue of this announcement (or such later date as the Panel may agree); (ii) if the offer is implemented by way of a Takeover Offer, the offer lapses or is withdrawn; (iii) if the Scheme does not become effective or lapses or is withdrawn without having become wholly unconditional in accordance with its terms; (iv) if the Scheme or any resolution to be proposed is not approved by the requisite majority of the shareholders of FreeAgent at the General Meeting or the Court Meeting; or (v) if any event occurs or becomes known to RBS BidCo before despatch of the Scheme Document as a result of which the Panel requires or agrees with RBS BidCo that it need not make the offer.

In addition, under the terms of the irrevocable undertakings given by them, each of the Founders has undertaken that, if and to the extent that their holding of FreeAgent Shares comprises a separate class of shares for the purposes of the resolution to approve the Scheme at the Court Meeting, the Founder consents to and agrees to the Scheme and, if so requested by RBS BidCo or the Company, will submit and undertake to the Court to be bound by the Scheme.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:
"A Ordinary Shares"	the 'A' ordinary shares of £0.01 pence each in the capital of RBS BidCo;
"Acquisition"
the acquisition of the entire issued and to be issued share capital of FreeAgent by RBS BidCo (other than FreeAgent Shares already held by RBS BidCo, if any) to be implemented by way of the Scheme or (should RBS BidCo so elect, subject to the consent of the Panel) by way of a Takeover Offer, including, where the context so requires, any subsequent variation, revision, extension or renewal thereof;

"AIM"	the market of that name operated by the London Stock Exchange;
"AIM Rules"	Rules and Guidance notes for AIM Companies and their nominated advisers issued by the London Stock Exchange from time to time relating to AIM traded securities and the operation of AIM;
"Authorisations"	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;
"Bad Leaver"	a Founder whose employment is terminated as a result of a conviction for fraud or for serious misconduct justifying summary dismissal or who breaches certain restrictive covenants;
"B Ordinary Shares"	the 'B' ordinary shares of £0.01 pence each in the capital of RBS BidCo;
"BofA Merrill Lynch"	Merrill Lynch International;
"Board of FreeAgent"	the board of directors of FreeAgent;
"Business Day"	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business in London and in Edinburgh;
"City Code" or "Code"	the City Code on Takeovers and Mergers;
"Closing Price"	the closing middle market price of a FreeAgent Share on a particular trading day as derived from the AIM appendix to the London Stock Exchange Daily Official List;
"Companies Act"	the Companies Act 2006, as amended from time to time;
"Computershare"	Computershare of Leven House, 10 Lochside Place, Edinburgh Park, Edinburgh, EH12 9DF, the registrars to the Company;
"Conditions"	the conditions to the implementation of the Acquisition (including the Scheme), as set out in Appendix I to this announcement and to be set out in the Scheme Document;
"Confidentiality Agreement"	has the meaning given to it in paragraph 14 of this announcement;
"Co-operation Agreement"	has the meaning given to it in paragraph 14 of this announcement;
"Court"	the Court of Session at Edinburgh;
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme under section 899 of the Companies Act;
"Court Meeting"
the meeting of Scheme Shareholders to be convened pursuant to an order of the Court under section 896 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme, including any adjournment thereof;

"Court Order"	the order of the Court sanctioning the Scheme under section 899 of the Companies Act;
"CMA"	the UK Competition and Markets Authority;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear;
"Daily Official List"	the Daily Official List of the London Stock Exchange;
"Dealing Disclosure"	has the same meaning as in Rule 8 of the Code;
"Disclosed"
means information which has been fairly disclosed by or on behalf of FreeAgent: (i) in its Report and Financial Statements for the financial year ending 31 March 2017; (ii) in this announcement; (iii) in any other public announcement made by FreeAgent in accordance with the Market Abuse Regulation, the AIM Rules or the Disclosure Guidance and Transparency Rules, prior to the date of this announcement; or (iv) as disclosed in writing prior to the date of this announcement by or on behalf of FreeAgent to RBS BidCo (or its respective officers, employees, agents or advisers in their capacity as such);

"Disclosure Guidance and Transparency Rules"	the disclosure rules and transparency rules made by the FCA pursuant to section 73A of the Financial Services and Markets Act 2000 (as amended from time to time);
"EBITDA Margin"	the consolidated profit margin of the FreeAgent Group;
"Effective"	the Scheme having become effective in accordance with its terms;
"Effective Date"	the date on which the Scheme becomes Effective;
"Enlarged Group"	RBS and its subsidiaries, including the FreeAgent Group, following the Acquisition becoming Effective;
"Euroclear"	Euroclear UK & Ireland Limited;
"Exchange Act"	the US Securities Exchange Act of 1934 (as amended);
"FCA" or "Financial Conduct Authority"	the United Kingdom's Financial Conduct Authority;
"FCA Condition"	the condition set out in paragraph 3(c) in Part A of Appendix I to this announcement;
"Forms of Proxy"	the forms of proxy for use at the Court Meeting and the General Meeting, which will accompany the Scheme Document;
"Founders"	Ed Molyneux, Roan Lavery and Olly Headey;
"FreeAgent" or the "Company"	FreeAgent Holdings plc, a company incorporated in Scotland with company number SC541036 whose registered office is at One Edinburgh Quay, 133 Fountainbridge, Edinburgh, Scotland, EH3 9QG;
"FreeAgent Directors"	the directors of FreeAgent;
"FreeAgent Group"	FreeAgent and its subsidiary undertakings and, where the context permits, each of them;
"FreeAgent Share Option Schemes"	the FreeAgent Legacy EMI Plan, the FreeAgent EMI Long Term Incentive Plan 2016, the FreeAgent Unapproved Share Option Plan 2016 and the FreeAgent SAYE Option Plan 2017;
"FreeAgent Shareholders"	the registered holders of FreeAgent Shares;
"FreeAgent Shares"
the existing unconditionally allotted or issued and fully paid ordinary shares of one penny each in the capital of FreeAgent and any further such ordinary shares which are unconditionally allotted or issued before the Scheme becomes Effective;

"FreeAgent Warrants"	the one warrant issued to Saas Capital Partners II, LP pursuant to a warrant deed between the parties dated October 2016;
"General Meeting"	the general meeting of FreeAgent Shareholders (including any adjournment thereof) to be convened in connection with the Acquisition for the purposes of the Scheme;
"HMRC"	HM Revenue & Customs or its successors from time to time;
"IFRS"	International Financial Reporting Standards;
"IPO Price"	means 84 pence per FreeAgent Share, being the price per FreeAgent Share at the time of FreeAgent's admission to trading on AIM in November 2016;
"IR35 legislation"
the provisions in the Social Security Contributions (Intermediaries) Regulations 2000 (SI 2000/727) (Regulations) and in Chapter 8 of Part 2 of the Income Tax (Earnings and Pensions) Act 2003 (ITEPA 2003), as amended from time to time;

"Latest Practicable Date"	close of business on 26 March 2018, being the latest practicable date prior to the date of this announcement;
"London Stock Exchange"	London Stock Exchange plc;
"Long-stop Date"	has the meaning given to it in paragraph 1 of Appendix I to this announcement;
"Management Arrangements"	the arrangements with the Founders described in paragraph 11 of this announcement, further details of which will be included in the Scheme Document;
"Market Abuse Regulation"	the Market Abuse Regulation (2014/596/EU);
"Meetings"	the Court Meeting and the General Meeting, and "Meeting" shall be construed accordingly;
"MTD"	has the meaning given to it in paragraph 5 of this announcement;
"N+1 Singer"	Nplus1 Singer Advisory LLP;
"NatWest"	National Westminster Bank plc, a company incorporated under the laws of England and Wales with company number 00929027 and whose registered office is at 135 Bishopsgate, London, EC2M 3UR;
"Offer Period"	the offer period (as defined in the Code) relating to FreeAgent, which commenced on 27 March 2018 (being the date of this announcement);
"Offer Price"	120 pence per Scheme Share;
"Official List"	the Official List maintained by the FCA;
"Open Banking"
a series of reforms implemented in connection with the second Payment Services Directive (Directive (EU) 2015/2366) aimed at enabling personal and business customers to share their data securely with banks and third parties, allowing them to, amongst other things, initiate payments and request account information;

"Opening Position Disclosure"	has the same meaning as in Rule 8 of the Code;
"Overseas Shareholders"	FreeAgent Shareholders (or nominees of, or custodians or trustees for, FreeAgent Shareholders) not resident in, or nationals or citizens of the United Kingdom;
"Panel" or "Takeover Panel"	the Panel on Takeovers and Mergers;
"PRA"	the Prudential Regulatory Authority or its successor form time to time;
"R&D"	research and development;
"RBS"	The Royal Bank of Scotland Group plc, a company registered in Scotland with number SC045551, whose registered office is 36 St Andrew Square, Edinburgh, EH2 2YB;
"RBS BidCo"	Silvermere Holdings Limited, a company incorporated in Scotland with company number SC592039 whose registered office is at 24/25 St Andrew Square, Edinburgh, United Kingdom, EH2 1AF;
"RBS Group"	RBS and its subsidiary undertakings and, where context permits, each of them;
"RBS Share"	the existing unconditionally allotted or issued and fully paid ordinary shares of £1.00 each in the capital of RBS;
"Reference Period"	has the meaning given to it paragraph 11 of this announcement;
"Reference Price"	has the meaning given to it paragraph 11 of this announcement;
"Registrar of Companies"	the Registrar of Companies in Scotland;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 number 3755) as amended;
"Regulatory Information Service"	a regulatory information service that is approved by the FCA and is on the list of Regulatory Information Services maintained by the FCA;
"Restricted Jurisdiction"
any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to FreeAgent Shareholders in that jurisdiction;

"SaaS"	Software-as-a-Service;
"Scheme"
the proposed scheme of arrangement under Part 26 of the Companies Act between FreeAgent and the Scheme Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by FreeAgent and RBS BidCo;

"Scheme Document"	the document to be sent to FreeAgent Shareholders containing, amongst other things, the Scheme and the notices convening the Court Meeting and the General Meeting;
"Scheme Record Time"	the time and date specified as such in the Scheme Document (or such later time as FreeAgent and RBS may agree);
"Scheme Shareholders"	holders of Scheme Shares;
"Scheme Shares"
(a)    the FreeAgent Shares in issue at the date of the Scheme Document;
(b)    any FreeAgent Shares issued after the date of the Scheme Document and prior to the Voting Record Time; and
(c)    any FreeAgent Shares issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme;

"SEC"	US Securities and Exchange Commission;
"Shareholders' Agreement"	the shareholders' agreement dated the date of this announcement and made between (1) Silvermere Holdings Limited, (2) NatWest and (3) the Founders;
"Significant Interest"
in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking;

"SMEs"	small and medium sized enterprises;
"Special Resolution"	the special resolution to be proposed at the General Meeting in connection with the Scheme;
"subsidiary", "subsidiary undertaking", "associated undertaking", "holding company undertaking"	have the meanings ascribed to them under the Companies Act;
"Takeover Offer"	has the meaning given to it in Part 28 of the Companies Act;
"Third Party"
any government, government department, governmental or quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or association, institution or agency (including, without limitation, any trade agency) or authority (including, without limitation, any anti-trust or merger control authority), any court or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

"uncertificated" or "in uncertificated form"	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States" or "US"
the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof;

"Voting Record Time"	6.00 p.m. on the day two Business Days before the date of the Court Meeting or any adjournment of it (as the case may be);
"Wider RBS Group"	RBS and associated undertakings and any other body corporate, partnership, joint venture or person in which RBS and all such undertakings (aggregating their interests) have a Significant Interest; and
"Wider FreeAgent Group"
FreeAgent and associated undertakings and any other body corporate, partnership, joint venture or person in which FreeAgent and such undertakings (aggregating their interests) have a Significant Interest.

All references to "pounds", "pounds Sterling", "Sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

Legal entity identifier: 2138005O9XJIJN4JPN90

Exhibit No. 7

29 March 2018

The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company was notified on 28 March 2018 that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on that date on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Chris Marks	Chief Executive, NatWest Markets	59	£2.555260

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 8

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 March 2018:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 March 2018
Ordinary shares of £1	11,992,953,552	4	47,971,814,208
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,993,853,552		47,975,414,208

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 March 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary